SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

MarketWise, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)
57064P107
(CUSIP Number)

Frank Porter Stansberry
1001 Cathedral Street, Fourth Floor
Baltimore, MD 21201
(888) 610-8895

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57064P107

1	NAMES OF REPORTING PERSONS
Frank Porter Stansberry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
67,144,681 [See Item 5]

	8	SHARED VOTING POWER
NONE

	9	SOLE DISPOSITIVE POWER
67,144,681 [See Item 5]

	10	SHARED DISPOSITIVE POWER
NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,144,681

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66% [See Item 5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

The following constitutes Amendment No. 5 to the Schedule 13D filed by the Reporting Person. This Amendment No. 5 amends Item 4, Item 5, and Item 7, as set forth below.  All other items remain unchanged.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

On August 28, 2023, the Reporting Person sent the attached letter to the Issuer’s Board of Directors (“Board”) reflecting his current intentions to sell shares.  The Reporting Person intends to review his investment in the Issuer on a continuing basis and may dispose of additional shares of Class A Common Stock subject to applicable law and depending upon various factors, including the Issuer’s business, financial condition, prospects, and strategic condition; general market and economic conditions; and the Reporting Person’s need for liquidity.  The Reporting Person may, at any time and from time to time, review or reconsider his position and change his plans with respect to the disposition of Class A Common Stock of the Issuer.

Except as set forth above, the Reporting Person has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change his plans at any time.

Item 5.	Interest in Securities of the Issuer
(a)
The Reporting Person is the beneficial owner of 67,144,681 shares of Class A Common Stock, constituting approximately 66% of the class outstanding.  Specifically, the Reporting Person is the holder of record of 3,080,467 shares of Class A Common Stock purchased in open market transactions and acquired pursuant to redemption of Common Units of MarketWise, LLC.  Additionally, the Reporting Person has the right to acquire 64,064,214 shares of Class A Common Stock underlying the Reporting Person’s Common Units of MarketWise, LLC: (i) 61,497,571 shares of Class A Common Stock underlying Common Units of MarketWise, LLC held of record by the Reporting Person and (ii) 2,566,643 shares of Class A Common Stock underlying Common Units of MarketWise, LLC held by a limited liability company over which the Reporting Person has beneficial ownership.  As of June 30, 2023, there were 37,480,687 shares of Class A Common Stock outstanding according to the Issuer.  In accordance with Rule 13d-3(d)(1)(i), the 64,064,214 shares of Class A Common Stock underlying the Common Units of MarketWise, LLC beneficially owned by the Reporting Person are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by the Reporting Person only.

(b)
The Reporting Person has sole power to dispose or to direct the disposition of 67,144,681 shares of Class A Common Stock.  The Reporting Person has sole power to vote or direct the vote of all of his shares of Class A Common Stock.

(c)	The chart below describes transactions since the most recent filing of Schedule 13D on August 15, 2023 by the Reporting Person in shares of Class A Common Stock:

Transaction Date	Transaction Type	Number of Shares	Price per Share
08/22/2023	Acquisition Pursuant to Redemption of Common Units	500,000	$	NA
08/22/2023	Open Market Sale	32,547		$1.49
08/23/2023	Open Market Sale	36,000		$1.44
08/24/2023	Open Market Sale	55,000		$1.42
08/25/2023	Open Market Sale	37,000		$1.39
08/28/2023	Open Market Sale	40,000		$1.35
08/29/2023	Open Market Sale	70,000		$1.28
(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Class A Common Stock owned by the Reporting Person.
(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit
No.	Description of Document

99.1
Amended and Restated Registration Rights Agreement dated July 21, 2021, by and among MarketWise, Inc., Ascendant Sponsor LP, and certain members of Ascendant Sponsor LP and of MarketWise, LLC (incorporated herein by reference to Exhibit 10.1 in MarketWise, Inc.’s Form 8-K filed with the SEC on July 28, 2021.  (previously filed)

99.2	Letter, dated January 20, 2023, from Frank Porter Stansberry to the Board of Directors of Marketwise, Inc. (previously filed)

99.3	Letter, dated March 13, 2023, from Frank Porter Stansberry to MarketWise Shareholders (previously filed)

99.4
Settlement Agreement, dated as of April 28, 2023 by and between MarketWise, Inc., F. Porter Stansberry and Stokes Holdings Inc. (incorporated herein by reference to Exhibit 10.1 in MarketWise, Inc.’s Form 8-K filed with the SEC on May 2, 2023).

99.5	Letter, dated August 11, 2023, from Frank Porter Stansberry to the Board of Directors of Marketwise, Inc. (previously filed)

99.6	Letter, dated August 28, 2023, from Frank Porter Stansberry to the Board of Directors of Marketwise, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2023	/s/ Frank Porter Stansberry
Frank Porter Stansberry